                                                                    Exhibit 99.1
                              Explanatory Note
        The shares of Class A Common Stock were purchased by PS Sook Ltd., which
Mr. Sook and his spouse are the beneficial owners.
        The total amount of shares of Class A Common Stock includes previously acquired options to purchase 900,000 shares of Class A Common Stock (which have not been exercised) and previously acquired 387,087 shares of Class B Common Stock which are convertible into Class A Common Stock on a one-for-one basis (which have not been converted).
        Due to a calculation error the total amount of Class A Common Stock previously reported was 200 shares less. The total amount set forth in column 5 of Table I correctly states the total amount of Class A Common Stock.